UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ICO GLOBAL COMMUNICATIONS (HOLDINGS)
LIMITED

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

44930K108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44930K108
1.	Names of Reporting Persons Mente, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,212,080(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 11,212,080 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,212,080 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

(1)Mente, L.L.C. (“Mente”) holds 1,912,080 shares of Class A common stock and 9,300,000 shares of Class B common stock of ICO Global Communications (Holdings) Limited, which are convertible on a share-for-share basis into Class A common stock at any time at Mente’s discretion. All common stock held by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.

CUSIP No. 44930K108
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,212,080 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 11,212,080(1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,212,080(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

(1)Mente, L.L.C. (“Mente”) holds 1,912,080 shares of Class A common stock and 9,300,000 shares of Class B common stock of ICO Global Communications (Holdings) Limited, which are convertible on a share-for-share basis into Class A common stock at any time at Mente’s discretion. All common stock held by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.

Item 1.
	(a)	Name of Issuer ICO Global Communications (Holdings) Limited (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Plaza America Tower I 11700 Plaza America Drive, Suite 1010 Reston, Virginia 20190
Item 2.
	(a)	Name of Person Filing Mente, L.L.C. (“Mente”) and William H. Gates III (together, “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence Mente - 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Mente is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share
	(e)	CUSIP Number 44930K108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011		MENTE, L.L.C.(1)

		By:	*
			Name:	Alan Heuberger(2)
			Title:	Attorney-in-fact for Michael Larson,
Executive Manager – Investments

WILLIAM H. GATES III(1)

		By:	*
			Name:	Alan Heuberger(2)(3)
			Title:	Attorney-in-fact

	*	By:	/s/Alan Heuberger
Alan Heuberger

(1) This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 14, 2007 and included with the signature page to the Reporting Persons’ Schedule 13G with respect to the Issuer filed on February 14, 2007, SEC File No. 005-81926 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to the  Schedule 13D of Cascade Investment, L.L.C. with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D of Cascade Investment, L.L.C. with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.